UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(3)
of the Securities Exchange Act of 1934
(Amendment No. 2)

____________________________________

Almacenes Éxito S.A.

(Name of Subject Company (Issuer))

____________________________________

Cama Commercial Group, Corp.
Clarendon Worldwide S.A.
Fundación El Salvador del Mundo
Avelan Enterprise Ltd.
Francisco Javier Calleja Malaina
(Name of Filing Person (Offeror))

____________________________________

American Depositary Shares (ADS) each representing
8 Common Shares, par value COP 3.33 per share
(Title of Class of Securities)

02028M105
(CUSIP Number of Class of Securities)

Common Shares, par value COP 3.33 per share
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

____________________________________

Prolongación 59 Avenida Sur,
entre Avenida Olímpica y Calle El Progreso, #2934
San Salvador,
El Salvador 06015
Attn: Carlos Calleja, Gabriel Navarrete
+503 7871-3354

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

____________________________________

With a copy to:

Nicholas E. Rodriguez
Sey-Hyo Lee
Justin F. Hoffman
Winston & Strawn LLP
200 S Biscayne Blvd, Miami, FL 33131
(305) 910-0500

____________________________________

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
	☒	third-party tender offer subject to Rule 14d-1.
	☐	issuer tender offer subject to Rule 13e-4.
	☐	going-private transaction subject to Rule 13e-3.
	☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
	☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
	☒	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO, filed with the Securities and Exchange Commission on December 18, 2023 and amended on January 8, 2024 (together with any subsequent amendments and supplements thereto, the “Schedule TO”), by Cama Commercial Group, Corp. (the “Purchaser”). The Schedule TO relates to the offer (the “Offer”) by the Purchaser to purchase all of the issued and outstanding shares of common stock held by U.S. holders (the “Shares”) and all of the issued and outstanding American Depositary Shares (“ADRs”) of Almacenes Éxito, S.A. for US$0.9053 per Share, payable in U.S. dollars, or the Colombian peso equivalent of US$0.9053 per Share, payable in Colombian pesos and US$7.2424 per ADR (payable in U.S. dollars).

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

ITEM 12.  EXHIBITS.

Amendments to Exhibit (a)(1)(i) in the Schedule TO

On the cover of the Offer to Purchase and elsewhere similar disclosure appears, following the sentence that reads “Any resulting amounts in excess of a U.S. dollar amount per Share of US$0.9053 will be retained by the Purchaser”, the following new sentence is hereby added: “Any foreign currency risk in converting a Colombian peso-equivalent payment into U.S. dollars will be borne solely and exclusively by the Purchaser and no U.S. holder will be entitled to receive any additional amounts in excess of the purchase price as a result of such currency conversion.”

All references to “the terms and conditions relating to the U.S. Offer and the Colombian Offer” and similar disclosures are hereby amended to and replaced with “the terms and Minimum Condition relating to the U.S. Offer and the Colombian Offer.”

In the “Special Factors” section under subsection 3 “Certain Effects of the Offers” added after the paragraph titled “Effects on Market for Shares and Registration of Shares in the Colombian Securities Registry and also in Section “The U.S. Offer” under the fourth paragraph in subsection 13 “Effects on Market for Shares and Registration of Shares in the Colombian Securities Registry; Effects on Market for ADSs; Registration of Shares and ADSs Under the Exchange Act; Margin Regulations” the following is added as a new paragraph:

“As mentioned above, the Purchaser expects to control Éxito following consummation of the Offers through its ownership of at least 51% of the outstanding Shares. To the extent the Purchaser acquires less than 100% of the Shares, minority investor protections under Colombian law could apply in certain situations, including:

•        as long as it is required by articles 155 and 454 of the Colombian Commercial Code, the distribution of profits requires the approval of at least 78% of the Shares represented at a meeting. In the absence of such a majority approval, the distribution will not be less than 50% of the profits or the remainder thereof after compensating for losses from previous periods. If the sum of the legal, statutory, and occasional reserves exceeds the value of the share capital, the obligatory percentage of liquid profits that must be distributed, in the absence of the indicated majority, will rise to 70%;

•        the decision on the placement of shares without preference for the shareholders will require approval of at least 70% of the Shares represented at a meeting, as long as it is required by paragraph 5 of article 420 of the Colombian Commercial Code;

•        the payment of the dividend in shares issued, obligatory for the shareholder, requires approval of at least 80% of the Shares represented at a meeting, as long as it is required by article 455 of the Colombian Commercial Code; and

•        a spin-off requires unanimity of the Shares represented in the shareholders’ meeting to modify the proportion of shareholder participation in the spin-off, in this case the company in the capital of the beneficiary company in accordance with the law, as long as it is required by article 3 of Law 222 of 1995.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 10, 2024

CAMA COMMERCIAL GROUP, CORP.
Avelan Enterprise Ltd.
/s/ Francisco Javier Calleja Malaina
Francisco Javier Calleja Malaina, acting on behalf of Avelan Enterprise Ltd. President
CLARENDON WORLDWIDE S.A.
Avelan Enterprise Ltd.
/s/ Francisco Javier Calleja Malaina
Francisco Javier Calleja Malaina, acting on behalf of Avelan Enterprise Ltd. President
FUNDACION EL SALVADOR DEL MUNDO
Avelan Enterprise Ltd.
/s/ Francisco Javier Calleja Malaina
Francisco Javier Calleja Malaina, acting on behalf of Avelan Enterprise Ltd. Member
AVELAN ENTERPRISE LTD.
/s/ Francisco Javier Calleja Malaina
Francisco Javier Calleja Malaina Director
/s/ Francisco Javier Calleja Malaina
Francisco Javier Calleja Malaina

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